1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 27, 2017

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,720

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,720 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Russell 2500 ETF, a series of the Trust (the “Fund”).

The comments were provided in a telephone conversation on March 31, 2017. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Assuming that the Underlying Index is available to the public, please include the website of the Underlying Index to the Fund’s prospectus.

Response: The Trust notes that neither Form N-1A nor the exemptive relief granted to the Trust relating to the operation of the Fund contains a requirement to reference the website of an applicable underlying index, and therefore respectfully declines to make the requested change.

Comment 2: Please clarify the mechanics of the fee waiver disclosed in the prospectus. The “Fees and Expenses” section of the summary prospectus states that the waiver will operate so that the management fee is equal to the Acquired Fund Fees and Expenses that would have been experienced by the Fund “related to its proportional investment in the Underlying Fund”; what does this mean?

Response: The Trust has revised the fee waiver disclosure in the prospectus to provide that the contractual fee waiver will be “an amount equal to the Acquired Fund Fees and Expenses, if any, attributable to the Fund’s investments in other series of the Trust and iShares, Inc. through July 31, 2022, provided that the waiver be no greater than the Fund’s management fee of 0.15%.”

Comment 3: Please provide a completed fee table, fee table narrative and example to the Staff at least one week prior to the filing becoming effective.

Response: The Trust will supplementally provide a completed fee table for the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 4: Please disclose whether the Fund’s expense example takes into account the effect of fee waivers. If so, confirm that any such waivers are taken into account only in a year where the applicable waiver is contractually in effect. See Instruction 4(a) to Item 3 of Form N-1A.

Response: The Trust confirms that only contractual fee waivers are taken into account in calculating the expense example and then only until the expiration of such contractual waiver, in accordance with the instructions to Form N-1A.

Comment 5: Please confirm whether “Authorized Participant Concentration Risk” should be listed as a “principal risk” for the Fund given that it tracks a broad-based U.S. index.

Response: While risks due to concentration of Authorized Participants are greater in funds investing more heavily in non-U.S. issuers and securities or other instruments with a low trading volume, the Trust still considers Authorized Participant concentration as a “principal risk” of any ETF, including the Fund, since ETFs rely on Authorized Participants in order to provide liquidity and efficient pricing of their securities.

Comment 6: Please confirm whether “Risk of Investing in Developed Countries” should be listed as a “principal risk” for the Fund. It does not appear that the Fund or the Underlying Fund invest in any countries other than the U.S. and “Risk of Investing in the United States” is already included as a “principal risk”.

Response: As requested, the “Risk of Investing in Developed Countries” has been removed from the prospectus.

Comment 7: The prospectus states that performance information is not reported because the Fund has been in operation less than one full calendar year. If updated performance will be available for the Fund, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Trust confirms that performance on the Fund is not currently available as the Fund has not yet launched. Once the Fund has been in operation for a full calendar year and performance information is provided, the Trust will add, consistent with other iShares funds, the following sentence: “Updated performance information is available at www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).”

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Christy Chen
Michael Gung
Seong Kim